Filed pursuant to Rule 424(b)(3)
Registration No. 333-133417
PROSPECTUS
3,000,000 Shares
Series A Non-Cumulative Perpetual Preferred Stock
$25 Liquidation Preference

We are offering for sale 3,000,000 shares of our Series A Non-Cumulative Perpetual Preferred Stock, referred to in this prospectus as the “preferred shares.” When, as and if declared by our board of directors or a duly authorized committee of the board, dividends will be payable quarterly on the 15th day of each March, June, September and December, commencing on June 15, 2006, on a non-cumulative basis at a rate per annum equal to 7.50% applied to the liquidation preference of $25 per share. Subject to certain restrictions described under “Description of the Preferred Shares,” we may redeem the preferred shares in whole or in part at any time on or after May 10, 2011, as described in this prospectus.
We are applying to list the preferred shares on the American Stock Exchange under the symbol “FBK” and, if approved, expect trading to begin within 30 days of May 10, 2006, the original issue date.
Investing in the preferred shares involves risks. See “Risk Factors” beginning on page 9.

PRICE $25.00 PER SHARE

	Per Share	Total

Public offering price	$25.0000	$75,000,000
Underwriting discounts	$0.7875	$2,362,500
Proceeds, before expenses, to us	$24.2125	$72,637,500
We have granted the underwriter a right to purchase up to 450,000 additional preferred shares at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus to cover over-allotments, if any.
RBC Capital Markets expects to deliver the preferred shares on or about May 10, 2006.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The preferred shares are not deposits. The preferred shares are not insured by the Federal Deposit Insurance Corporation or any other agency, and are subject to investment risk, including the possible loss of principal.

RBC Capital Markets

May 5, 2006.

      You should rely only on the information contained in this prospectus and the documents incorporated by reference in this prospectus. Neither we nor the underwriter has authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell preferred shares and seeking offers to buy preferred shares only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of its respective date, regardless of the time of delivery of this prospectus or of any sale of preferred shares.
      In this prospectus, the terms “Franklin,” “we,” “us,” and “our” refer to Franklin Bank Corp. and its consolidated subsidiaries, unless the context otherwise requires. When we refer to the “bank” or “Franklin Bank” in this prospectus, we are referring to Franklin Bank, S.S.B., a Texas state savings bank and wholly-owned subsidiary of Franklin.

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WHERE YOU CAN FIND MORE INFORMATION
       We file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.
      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our preferred shares, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address provided above or on the SEC’s web site.
      The SEC allows us to “incorporate by reference,” which means that we can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information we included in this prospectus. This prospectus incorporates by reference the documents listed below that have previously been filed with the SEC which contain important information about us:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 14, 2006;

•	Our Current Report on Form 8-K filed on April 20, 2006; and

•	The description of the preferred shares contained in our Registration Statement on Form 8-A filed on April 20, 2006.
      We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished on Form 8-K under Items 2.02 and 7.01) after the date of this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      Upon your written or oral request, we will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Your written or oral request for copies of this prospectus and documents we have incorporated by reference should be directed to:
Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
Attention: Investor Relations
Telephone: (713) 339-8999

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SUMMARY
       The following summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our preferred shares. You should read the following together with the more detailed information set out in this prospectus and the documents incorporated by reference into this prospectus. Please read the “Risk Factors” section beginning on page 9 and our consolidated financial statements and the notes to those financial statements incorporated by reference in this prospectus.
The Company
       We are a Texas-based savings and loan holding company with approximately $4.5 billion in assets, $3.8 billion in net loans, $2.1 billion in deposits and $332.8 million in stockholders’ equity as of December 31, 2005. Through our wholly-owned subsidiary, Franklin Bank, S.S.B., a Texas state savings bank, we provide community banking products and services and commercial banking services to corporations and other business clients and originate single family residential mortgage loans. As of December 31, 2005, in addition to our corporate offices in Houston, Texas, where we provide many of our banking services, we had 35 community banking offices in Texas, five regional commercial lending offices in Arizona, Florida, Michigan, Pennsylvania and Texas, and mortgage origination offices in 24 states throughout the United States. See “The Company.”
Financial Summary
      The following table highlights the financial growth and performance of our organization for the five year period ended December 31, 2005. Financial information for the year ended December 31, 2001 represents activity for the bank only prior to our acquisition. All of our acquisitions were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with our results of operations beginning on their date of acquisition. See “Selected Historical Financial Information.”

	As of and for the Year Ended December 31,

	2005	2004	2003	2002	2001

	(Dollars in Thousands, Except Per Share Data)
Net income (loss)	$26,296	$23,149	$3,198	$(726)	$(50)
Diluted earnings (loss) per common share	1.13	1.07	0.29	(0.24)	(0.57)
Total assets	4,471,252	3,479,734	2,251,300	365,681	49,332
Loans, net	3,813,395	3,017,502	1,813,116	307,160	34,516
Deposits	2,121,508	1,502,398	1,259,843	182,334	44,743
Stockholders’ equity	332,831	280,709	245,438	97,407	3,969
Return on average assets	0.63%	0.80%	0.28%	(0.46)%	(0.11)%
Return on average equity	8.53	9.02	2.92	(3.32)	(1.24)
Non-performing assets to total assets	0.69	0.24	0.29	0.68	1.62
Net charge offs to average loans	0.01	0.03	0.02	0.19	0.12
Ratio of earnings to fixed charges:
Including interest on deposits(1)	1.36	1.67	1.24	0.72	1.00
Excluding interest on deposits(1)	1.67	2.34	1.55	—	1.20

(1)	For purposes of computing the ratio, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all long- and short-term borrowings, including or excluding interest on deposits, as indicated. We had no preferred stock outstanding during the periods presented. Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $1.0 million.

Recent Developments
      For the three months ended March 31, 2006, our net income was $6.6 million or $0.28 per diluted share, compared to $6.9 million or $0.31 per diluted share for the quarter ended March 31, 2005. Total assets increased $297.2 million to $4.8 billion at March 31, 2006, from $4.5 billion at December 31, 2005. The increase in assets was primarily attributable to the growth in mortgage-backed securities and commercial loans that grew $189.6 million and $153.5 million, respectively. Deposits increased $108.5 million during the three months ended March 31, 2006, to $2.2 billion, from $2.1 billion at December 31, 2005.

	As of and for the Three
	Months Ended March 31,

	2006	2005

	(Dollars in Thousands,
	Except Per Share Data)
Net income	$6,596	$6,912
Diluted earnings per common share	0.28	0.31
Total assets	4,768,482	3,892,714
Loans, net	4,007,071	3,465,679
Deposits	2,230,019	1,797,793
Stockholders’ equity	338,857	287,458
Return on average assets	0.58%	0.76%
Return on average equity	7.98	9.88
Non-performing assets to total assets	0.58	0.24
Strategy
      Our principal growth and operating strategy is to:

•	expand our community banking business, The Franklin Family of Community Bankssm, by acquiring financial institutions in growing Texas markets outside of metropolitan areas and by establishing new banking offices to complement our existing banking network;

•	increase the scope and profitability of our product lines by expanding our markets and operating in a low cost environment; and

•	continue to build our franchise by providing superior service through qualified and relationship-oriented employees who are trusted financial advisors to the communities in which we offer our products.
Business Activities
      Our banking services are concentrated in community banking, commercial lending and mortgage banking product lines. Additionally, we maintain a portfolio of single family mortgages that provides high quality liquid assets for us while we develop our community banking and commercial product lines.

Community Banking
      Our community banking philosophy focuses on relationship banking with an emphasis on lending. We focus on providing high-quality personalized service through experienced bankers with close ties to their communities, who seek to become trusted financial advisors to our customers.

      Our community banking operation offers a wide variety of business and consumer banking products, including investment services through a relationship with a third party. We intend to grow our community banking activities through acquisitions and the establishment of new banking offices in and around our current communities. Currently, our banking network consists of 36 banking offices, 17 in the central Texas area, 18 in east Texas and one in Houston, Texas. See “The Company — Business Activities — Community Banking.”

Commercial Lending
      We provide commercial banking services to corporations and other larger business clients that are not in our community banking area. We offer financing for single family builders, commercial real estate, and mortgage banking warehouse lines. These products are offered through our corporate office in Houston, Texas and regional lending offices located in Dallas, Detroit, Orlando, Philadelphia, and Phoenix. We intend to extend our commercial lending operations to other desirable markets in order to further diversify our portfolio geographically.
      Builder Finance. The focus of our builder lending business is financing of residential development and construction of single-family detached dwellings in established market areas. We have expanded our geographical scope from Texas to include Arizona, California, Colorado, Florida, Georgia, Illinois, Michigan, Nevada, New Jersey, New York, North Carolina, Pennsylvania and Washington. See “The Company — Business Activities — Commercial Lending — Builder Finance.”
      Commercial Real Estate. We provide commercial real estate loans, including interim construction loans, for retail, industrial, office buildings, multi-family and other types of income producing properties. We have established certain lending practices to reduce our risks relating to these types of loans. See “The Company — Business Activities — Commercial Lending — Commercial Real Estate.”
      Mortgage Banker Finance. We provide small- and medium-sized mortgage companies with credit facilities, including secured warehouse lines of credit and working capital credit lines. Additionally, through our mortgage banking group we may purchase originations by our mortgage banker finance customers for sale into the secondary market. See “The Company — Business Activities — Commercial Lending — Mortgage Banker Finance.”

Mortgage Banking
      Through our mortgage banking activities we originate mortgage loans through two channels, retail and wholesale, and provide support to our community banking business by originating mortgage loans for our customers. The earnings that we derive from our origination channels are based on the interest spread on our mortgage loans held for sale and the gain from the subsequent sale of these loans into the secondary market. See “The Company — Business Activities — Mortgage Banking.”

Single Family Mortgage Portfolio
      Our single family mortgage portfolio provides high quality liquid assets for us while we develop our community banking and commercial product lines. We acquire mortgage loans through correspondent relationships we have with financial institutions, mortgage companies and mortgage brokers. See “The Company — Business Activities — Single Family Mortgage Portfolio.”

Acquisitions
      We continue to seek opportunities to expand our community banking business by acquiring financial institutions in growing Texas markets outside of metropolitan areas. We believe that these markets have less competition for loans and deposits than the large metropolitan areas. We believe that acquisitions such as these complement our asset strategy and provide an excellent source of deposits, a key component of our growth. When we acquire a financial institution we integrate it as soon as practical.
      Since our formation in August 2001, we have completed the following acquisitions:

		Total			Banking
Date	Acquired	Purchase Price	Assets	Deposits	Offices

December 2005	Five community banking offices	$33.6 million	$11.9 million	$274.7 million	5
July 2005	Elgin Bank of Texas	23.9 million	83.7 million	73.7 million	2
May 2005	First National Bank of Athens	58.3 million	206.6 million	184.9 million	4
December 2004	Cedar Creek Bancshares, Inc.	24.1 million	108.1 million	96.7 million	5
February 2004	Lost Pines Bancshares, Inc.	7.2 million	40.6 million	36.3 million	2
December 2003	Jacksonville Bancorp, Inc.	68.6 million	468.0 million	399.8 million	9
April 2003	Highland Lakes Bancshares Corporation	18.5 million	83.6 million	72.9 million	1
April 2002	Franklin Bank, S.S.B.	11.2 million	61.3 million	58.5 million	2
Competition
      We face substantial competition for loans. We compete in all of our lending lines of business with thrifts, commercial banks, credit unions, mortgage companies and specialty finance companies, many of which operate nationwide lending networks. In each case we must compete on the basis of service quality, product offerings and rates. We also compete for deposits with thrifts, commercial banks and credit unions, and our deposit products compete with the investment products offered by such firms, as well as those offered by brokerage firms, investment banks, insurance companies and other financial services companies. See “The Company — Business Activities — Competition.”

      We are a Delaware corporation and were formed in 2001. Our principal executive offices are located at 9800 Richmond Avenue, Suite 680, Houston, Texas 77042, and our telephone number is (713) 339-8900.

The Offering

Issuer	Franklin Bank Corp.

Securities Offered	3,000,000 shares of Series A Non-Cumulative Perpetual Preferred Stock, $.01 par value, with a liquidation preference of $25 per share.

To the extent that the underwriter sells more than 3,000,000 preferred shares, the underwriter has the option to purchase up to an additional 450,000 preferred shares.

Dividend Rate	Dividends on the preferred shares will accrue at a fixed rate per annum equal to 7.50%, applied to the liquidation preference of $25 per share.

Dividend Payment Dates	If declared, the dividend payment dates for the preferred shares will be the 15th day of March, June, September and December of each year, commencing on June 15, 2006. If any dividend payment date is not a business day, then dividends will be payable on the first business day following such dividend payment date with the same force and effect as if payment were made on the date such payment was originally payable.

Dividends on the preferred shares offered hereby will accrue from the original issue date.

Non-Cumulative Dividends	Dividends on the preferred shares are not cumulative. Accordingly, in the event dividends are not declared on the preferred shares for payment on any dividend payment date, then no dividends shall be payable for that dividend period. If our board of directors or a duly authorized committee of the board has not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for such dividend period after the dividend payment date for that dividend period, whether or not dividends on the preferred shares are declared for any future dividend period.

Maturity	The preferred shares do not have any maturity date, and we are not required to redeem the preferred shares. Accordingly, the preferred shares will remain outstanding indefinitely, unless and until we decide to redeem them.

Optional Redemption	We may, at our option, redeem the preferred shares at any time in whole or in part, on or after May 10, 2011 at a cash redemption price of $25 per share, plus any declared and unpaid dividends to the redemption date, without accumulation of any undeclared dividends. We are not required to set aside funds to redeem the preferred shares.

We will be unable to redeem any of the preferred shares if an event of default on our junior subordinated notes occurs and is continuing.

Ranking	With respect to the payment of dividends and distributions upon our liquidation, dissolution or winding up, the preferred shares will rank:

• senior to our junior stock. Junior stock includes our common stock and any other class of stock that ranks junior to the preferred shares either or both as to the payment of dividends or as to the distribution of assets upon our liquidation, dissolution or winding up;

• at least equally with each other series of stock that we may issue ranking on parity with the preferred shares as to both dividends and distributions upon our liquidation, dissolution or winding up, which we refer to as “parity stock;”

• at least equally as to dividends with each other series of stock that we may issue ranking on parity with the preferred shares as to dividends, which we refer to as “dividend parity stock;”

• at least equally as to distributions on our liquidation, dissolution or winding up with each other series of stock that we may issue ranking on parity with the preferred shares as to such distributions, which we refer to as to “liquidation parity stock;”

• junior to all our existing and future indebtedness, liabilities and non-equity claims; and

• effectively junior to all existing and future indebtedness, liabilities (including deposit liabilities) and non-equity claims of our subsidiaries.

As of the date of this prospectus, no other series of dividend parity stock, liquidation parity stock or parity stock was outstanding. See “Description of the Preferred Shares — Ranking.”

Dividends on Junior Stock	During any dividend period, so long as any preferred shares remain outstanding, unless full dividends for the latest completed dividend period have been declared and paid on all outstanding preferred shares:

• no dividend shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in junior stock; and

• no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, except in limited circumstances.

Dividends on Parity Stock and Dividend Parity Stock	For any dividend period in which dividends are not paid in full upon the preferred shares, dividend parity stock and parity stock, all dividends declared for such dividend period with respect to the preferred shares and such dividend parity stock and parity stock shall be declared on a pro rata basis. See “Description of the Preferred Shares — Ranking.”

Liquidation Rights	Upon any voluntary or involuntary liquidation, dissolution or winding up, holders of the preferred shares, liquidation parity stock and parity stock are entitled to receive, out of our assets that are available for distribution to stockholders, before any distribution is made to holders of common stock or other junior stock, a liquidating distribution in the amount of $25 per share plus declared and unpaid dividends, without any accumulation of unpaid dividends.

Distributions will be made pro rata as to the preferred shares, liquidation parity stock and parity stock and only to the extent of our assets, if any, that are available after satisfaction of all liabilities to creditors. See “Description of the Preferred Shares — Liquidation Rights.”

Voting Rights	Holders of the preferred shares will have no voting rights, except with respect to certain fundamental changes in the terms of the preferred shares and in the case of certain dividend non-payments. See “Description of the Preferred Shares — Voting Rights.”

Preemptive Rights	Holders of the preferred shares will have no preemptive rights.

Tax Consequences	If you are taxed as a U.S. corporation, except as described below under “Material U.S. Federal Income Tax Consequences — Distributions,” dividends will generally be eligible for the 70% dividends-received deduction. If you are an individual U.S. holder, dividends paid to you through December 31, 2008 will generally be taxable to you at a maximum rate of 15%, subject to certain requirements described herein. For further discussion of the tax consequences relating to the preferred shares, see “Material U.S. Federal Income Tax Consequences.”

No Conversion	The preferred shares are not convertible into or exchangeable for any other of our property or securities.

Not a Deposit	The preferred shares are not deposits, are not insured by any federal or other agency and are subject to investment risk, including loss of principal.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $72.4 million ($83.3 million if the underwriter exercises its over-allotment option in full), after expenses and underwriter’s discounts and commissions. We intend to use the net proceeds from the sale of the preferred shares to augment the capital of the bank, principally for use in our community banking and commercial lending operations, and for general corporate purposes.

Exchange Listing	We are applying to list the preferred shares on the American Stock Exchange under the symbol “FBK.”

Form of Security	The preferred shares will be represented by a single global certificate registered in the name of Cede & Co., the nominee of The Depository Trust Company, except under limited circumstances.

Reserved Shares	Up to 300,000 preferred shares are being reserved for purchase by certain of our employees, officers, directors and their related interests.

Transfer Agent and Registrar	Bank of New York.

Risk Factors	See “Risk Factors” beginning on page 9 of this prospectus and the information contained and incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in the preferred shares.

RISK FACTORS
       An investment in the preferred shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information included in or incorporated by reference into this prospectus, including the financial statements and related notes incorporated by reference into this prospectus, before deciding to invest in our securities. While the following risks are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following or those other risks or uncertainties actually occur, our business, financial condition or results of operations would likely suffer.
Risks Related to Our Business
We may be unable to successfully continue to implement our growth business strategy, which may adversely affect our future prospects and financial performance.
      Our strategic plan is directed toward enhancement of our return to our stockholders through a significant increase in our asset size, the increase in new customer deposit accounts, the expansion of our niche loan products and expansion into growing markets outside metropolitan areas in Texas. This requires:

•	that we find attractive market opportunities so that we may profitably execute our strategic plan;

•	that we continue to profitably build our products to provide us with the revenue to support our expansion;

•	the use of a substantial amount of more rate sensitive “brokered” deposits to fund our asset growth. Brokered deposits are deposits that we obtain from or through a deposit broker. Such deposits constituted approximately 41% of our total deposits as of December 31, 2005;

•	that we identify, hire and retain qualified employees, and maintain the information systems, necessary to manage our growth; and

•	continued compliance with regulatory requirements applicable to our business.
      Changes in the general and regional economic environment, such as an increase in mortgage rates or a decline in the housing market, may prevent us from originating or purchasing loans in volumes and on terms sufficient to support our strategic plan. Changes in general market conditions may materially and adversely affect our ability to find the necessary funding to support our growth. In addition, we may be unable to find and retain additional staff necessary to support our anticipated growth in our business activities, and the information systems supplied by our vendors may be inadequate to support this growth. Finally, because we are a highly regulated institution, our growth strategy could raise regulatory concerns that could in turn prevent us from implementing all or part of our strategic plan.
      Any of these developments could have a material adverse effect on our financial condition, results of operations and cash flows.
If we are unable to identify and acquire other financial institutions and successfully integrate our business with those of the companies that we have acquired or acquire in the future, our business and earnings may be adversely affected.
      We intend to grow by acquisitions, including but not limited to the acquisition of other financial institutions, branch offices and loan portfolios. Since our acquisition of Franklin Bank, we have considered and entered into discussions regarding potential acquisitions. On April 30, 2003, we completed the acquisition of Highland Lakes Bancshares Corporation, located in Kingsland, Texas. On December 30, 2003, we completed the acquisition of Jacksonville Bancorp, Inc. for approximately $67.7 million in cash. On February 29, 2004, we completed the acquisition of Lost Pines Bancshares, Inc. for approximately $6.9 million in cash. On December 4, 2004, we completed the acquisition of Cedar Creek Bancshares, Inc. for approximately $11.3 million in cash and $12.3 million in our common stock. On May 9, 2005, we completed the acquisition of The First National Bank of Athens for approximately $43.5 million in cash and $14.4 million in our common stock. On July 15, 2005, we completed the acquisition of Elgin Bank of Texas for approximately $11.7 million in cash and $11.9 million in our common stock. On December 2, 2005, we completed the purchase of five banking offices located in the following Texas cities: Beaumont, Groves, Nederland, El Campo and Wharton for a purchase premium of approximately $33.6 million. We intend to continue to consider other potential acquisition opportunities in the future. Other potential future transactions may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. However, no assurance can be given that we will be able to successfully make such acquisitions on terms acceptable to us.
      The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our growth strategy. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized. Acquisitions will be subject to regulatory approval, and we may be unable to obtain such approvals. In addition, some acquisitions will likely require us to consolidate data processing operations, combine employee benefit plans, create joint account and lending products and develop unified marketing plans, which could increase our operating costs significantly.
      Furthermore, our ability to grow through acquisitions will depend on our maintaining sufficient regulatory capital levels and on general and regional economic conditions. We may also elect to finance future acquisitions with debt financings, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our stockholders. There can be no assurance that we will be able to arrange adequate financing for any acquisitions on acceptable terms.
      Our ability to successfully integrate the Athens transaction and other future transactions, will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We cannot assure you that we will be able to integrate our operations without encountering difficulties, such as the loss of key employees and customers, the imposition of regulatory restrictions, the disruption of our ongoing business or possible inconsistencies in standards, controls, procedures and policies. The integration process also may require significant time and attention from our management that would otherwise be directed at developing our existing business. Estimated cost savings projected to come from various areas that we identified through our due diligence and integration planning process may not materialize. If we have difficulties with any of these integrations, we might not achieve the economic benefits we expect to result from these acquisitions and this would likely hurt our business and our earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of these operations, and may not realize expected cost savings from these acquisitions within the expected time frames.
We have a limited operating history, which makes it difficult to predict our future prospects and financial performance.
      We have only been operating as the holding company for Franklin Bank since April 10, 2002. Due to this limited operating history, it may be difficult to evaluate our business prospects.

We rely, in part, on external financing to fund our operations and the unavailability of such funds in the future could adversely affect our growth strategy and prospects.
      Our ability to implement our business strategy will depend on our ability to obtain funding for acquisitions, loan originations, working capital and other general corporate purposes.
      We do not anticipate that our community banking and commercial deposits will be sufficient to meet our funding needs. We therefore rely on wholesale and brokered deposits, Federal Home Loan Bank advances and other wholesale funding sources to obtain the funds necessary to implement our growth strategy. Because these funds generally are more sensitive to rates than community banking deposits, they are more likely to move to the highest rate available.
      To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned, which could have a material adverse effect on our financial condition, results of operations and cash flows.
Our reliance on brokered deposits to fund our growth may substantially increase our funding costs. In addition, regulatory constraints may limit our ability to acquire these deposits.
      Brokered deposits, which are more sensitive to changes in interest rates than are community banking deposits, constituted approximately 41% of our total deposits at December 31, 2005. Brokered deposits are priced based on the current general level of interest rates and, unlike retail deposits, do not take into account regional pricing. Our ability to continue to acquire brokered deposits is subject to our ability to price these deposits at competitive levels, which may substantially increase our funding costs. In addition, if our capital levels were to fall below “well capitalized” under the Prompt Corrective Action standards of the Federal Deposit Insurance Corporation, or FDIC, our ability to accept, renew or roll over these deposits would be subject to our receiving a waiver from the FDIC. Furthermore, we would be limited on the rate that we could pay for these deposits to 75 basis points over the effective yield on deposits that we offer in our normal market area or the national rate for deposits of comparable maturity. Failure to receive a waiver from the FDIC, if required, would have a material adverse impact on our financial condition, results of operations and cash flows.
Our small business, commercial real estate and consumer loan portfolios have significant geographic concentration and an economic slowdown or depressed real estate market in our primary markets could be detrimental to our financial condition.
      A substantial portion of our small business, commercial real estate and consumer loans are to customers located in Travis, Bastrop, Llano, Cherokee, Gregg, Henderson, Panola and Smith Counties in Texas. Most of these loans are secured by real estate in these counties. In addition, since the completion of the purchase in December 2005 of five banking offices in Jefferson and Wharton counties located near the Texas Gulf Coast, our operations in those areas are susceptible to damage associated with hurricanes, such as high winds, flooding, tornados and similar risks. The occurrence of a major hurricane on the Texas Gulf Coast could materially and adversely affect our business and results of operations in the areas affected by such storm.
      A deterioration in economic conditions in these counties could have a material adverse effect on the quality of these portfolios and the demand for our products and services. In addition, during periods of economic recession, we may experience a decline in collateral values and an increase in delinquencies. Accordingly, the ultimate collectability of a substantial portion of our commercial loan portfolio is susceptible to economic changes in these markets. A significant downturn in the real estate market in these areas would be detrimental to our financial condition.

      In addition, if any of these developments were to result in losses that materially and adversely affected Franklin Bank’s capital, we and Franklin Bank might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital.
Our loan portfolio may be significantly affected by the economy of California.
      As of December 31, 2005, approximately 26.6% of the principal amount of our loan portfolio was secured by properties located in California. Consequently, our financial condition, results of operations and cash flows are likely to be significantly affected by economic conditions in California, particularly those affecting the residential real estate markets. In addition, mortgaged properties in California may be particularly susceptible to certain types of uninsurable hazards, such as earthquakes, floods, mudslides or other natural disasters. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, in California could materially and adversely affect the value of the mortgaged properties located there and increase the risk of delinquency, foreclosure, bankruptcy or loss on mortgage loans in our portfolio. These events could have a material adverse effect on our financial condition, results of operations and cash flows.
If we are unable to continue to purchase single family loans in bulk from the entities with which we currently have correspondent relationships, or other entities, our business and financial results may suffer.
      Our single family mortgage loans grew by $283.2 million to $2.6 billion at December 31, 2005, from $2.3 billion at December 31, 2004. This growth is attributable to the purchase of $1.2 billion, and the origination of $865.6 million, of single family mortgage loans. The single family loan purchases were primarily through correspondent relationships with Countrywide Home Loans Inc., which accounted for approximately 67% of total purchases, Residential Funding Corp., which accounted for approximately 15% of total purchases, and Morgan Stanley, which accounted for approximately 12% of total purchases, during the year ended December 31, 2005. We are not contractually obligated to purchase loans from any of these entities on an ongoing basis. If we are unable to continue to purchase single family loans in bulk from these or other entities, our business and financial results may suffer.
The majority of our single family loan portfolio consists of newly originated loans which may cause our loan portfolio to experience increased losses as the loans season.
      At December 31, 2005, approximately 89% of our single family loan portfolio was comprised of single family mortgage loans that were less than three years old. Losses on single family mortgage loans generally occur after the loans are three years old. Therefore, we may experience a significant increase in losses on our single family mortgage loans as these loans age, and we may have to increase our allowance for credit losses accordingly. This may have a material adverse impact on our financial condition, results of operations and cash flows.
We are subject to losses resulting from fraudulent and negligent acts on the part of loan applicants, mortgage brokers, correspondents or other third parties.
      We rely heavily upon information supplied by third parties, including the information contained in loan applications, property appraisals, title information and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. Additionally, our mortgage banker finance product poses a particular risk of losses due to fraudulently or improperly documented collateral. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than we had expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the loan applicant, the mortgage broker or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it has been sold prior to detection of the misrepresentation. After a loss from a misrepresentation occurs, the source is often difficult to locate, and it is often difficult to recover any of the monetary losses we have suffered.
      Although we have controls and processes designed to help us identify misrepresentations contained in information furnished to us in our loan origination operations, we cannot assure you that we have detected or will detect all misrepresentations in our loan origination operations.
We are subject to losses resulting from the nature of our mortgage banker finance borrowers.
      The small- and medium-sized mortgage companies to which we market our mortgage banker finance products generally tend to be more thinly capitalized than are other commercial borrowers, which increases the risk that these borrowers will become over-leveraged or experience cash flow difficulties. Therefore, our lending in this product exposes us to an increased risk that our borrowers may experience financial difficulties and be unable to perform as required under their loans, which could have a material adverse effect on our financial condition, results of operations and cash flows. As of December 31, 2005, we had $418.3 million in warehouse lines committed, of which $173.8 million was outstanding.
Our business is subject to interest rate risk and variations in interest rates may adversely affect our financial performance.
      The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Based on our one-year cumulative interest rate gap at December 31, 2005 of negative $231.6 million, an increase in the general level of interest rates may adversely affect our net yield on interest-earning assets since our interest-bearing liabilities reprice faster than our interest earning assets. In addition, due to the periodic caps that limit interest rate changes on our mortgage-backed securities and loans that pay interest at adjustable rates, an increase in rates greater than the periodic interest rate caps on these loans, usually 2% per year, may adversely affect our interest income earned on these assets. It is quite possible that significant changes in interest rates may take place in the future, although we cannot predict the nature or magnitude of such changes or how such changes may affect our business.
      Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios, and our overall results.
      Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans and investment securities; and

•	interest expense on interest-bearing liabilities, such as deposits.
      Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of our business, particularly on our net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce our net interest income.
      Additionally, in periods of rising interest rates mortgage loan originations typically decline, depending on the overall performance of the economy. To the extent that our mortgage originations decline, our income from mortgage originations may also decline.
Our mortgage origination activities are subject to interest rate risk that may adversely affect our earnings.
      We originate single family mortgage loans to be sold into the secondary market. As part of this process we may commit to an interest rate to the borrower prior to selling the loan into the secondary market. In order to mitigate the risk that a rise in market interest rates will cause a decline in the value of the loan, we may enter into forward sales agreements at the time the loan’s interest rate is set. We enter into these forward sales agreements based on the amount of the loans we have committed to make at a particular interest rate and the amount of these commitments we expect to fund. Because we use an estimate of the amount of loans that we expect to close, actual funding amounts may vary. We tend to close a higher percentage of loans with committed interest rates lower than the current market and lower percentages of loans that have a committed interest rate greater than the current market. These variances may have a negative effect on our earnings. In addition, because the forward sales agreements may be executed at different rates than the loan commitment, these agreements may not respond to changes in interest rates to the same degree as the mortgage loan. As of December 31, 2005, we had $26.3 million in fixed rate mortgage loans with committed rates that had not closed and $29.2 million in forward sales agreements allocated to these commitments based on an expected close rate of 65%.
We face strong competition from other financial institutions and financial service companies offering services similar to those offered by us, which could hurt our business.
      The banking business is highly competitive, and our profitability will depend principally upon our ability to compete in the markets in which our banking operations are located. We compete with thrifts, commercial banks, credit unions, mortgage companies, specialty finance companies, brokerage firms, investment banks, insurance companies and other financial services companies which may offer more favorable financing than we offer. Most of these competitors are more established than we are and have greater financial and other resources. We can give you no assurance that we will be able to compete effectively as we seek to implement our growth strategy.
      Federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage and other lending in multiple states on a substantially uniform basis and without the need to comply with state licensing and other laws affecting mortgage lenders, including so-called state “predatory lending” laws directed at certain residential mortgage loans that are defined as “high cost” and that have other features found objectionable in such state legislation. Accordingly, Franklin Bank, as a state chartered savings bank, may be subject to state legal requirements and legal risks under state laws to which federally chartered competitors are not subject and this disparity may have the effect of giving those entities legal and competitive advantages.

We are subject to extensive regulation and supervision that could materially and adversely affect our financial performance.
      Savings and loan holding companies and Texas state savings banks operate in a highly regulated environment and are subject to extensive supervision and examination by several state and federal agencies.
      We are subject to examination and supervision by the Office of Thrift Supervision, or OTS, since we elected to be treated as a savings and loan holding company. It is possible that the OTS may adopt additional limitations on savings and loan holding companies, although the OTS has not proposed any specific limitations at this time.
      Franklin Bank, as a Texas state savings bank, is subject to regulation and supervision by the Texas Department of Savings and Mortgage Lending, or TDSML. Franklin Bank is also regulated by the FDIC, as administrator of the Bank Insurance Fund, or BIF, and with respect to capital distributions, by the OTS. These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors.
      We are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could materially and adversely affect our business and operations. In particular, because we have a high-growth strategy, this regulatory environment could have a material adverse effect on our financial condition, results of operations and cash flows if any of these agencies determines that we must change our strategy or otherwise imposes additional restrictions or requirements that limit our business flexibility.

We are dependent on key individuals and on our continued ability to attract qualified and experienced personnel. The loss of one or more of these key individuals, or our inability to continue to attract such personnel, could curtail our growth and materially and adversely affect our prospects.
      We are dependent on certain members of our management, including Anthony J. Nocella, our President and Chief Executive Officer, Daniel E. Cooper, our Managing Director of Mortgage Banking, and Michael Davitt, our Managing Director of Commercial Lending. The unexpected loss of any of these members of management could have a material adverse effect on us.
      Our success also depends on our continued ability to attract and retain experienced loan officers and support staff, as well as other management personnel. We currently do not have employment agreements or non-competition agreements with any of our existing loan officers and the loss of the services of several of such key personnel could materially and adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel. Competition for loan officers is strong within builder finance, mortgage banker finance and mortgage banking industries and we may not be successful in attracting or retaining the personnel we require.

Our allowance for credit losses may be insufficient to cover actual losses, which could materially and adversely affect our financial performance.
      Our allowance for credit losses was $13.4 million, or 0.35% of total loans outstanding and 51.3% of non-performing loans, as of December 31, 2005. Significant increases to the allowance for credit losses may be necessary if material adverse changes in general economic conditions occur and the performance of our loan portfolio deteriorates.

      In addition, if we had to foreclose on assets, additional adjustments may be necessary to ensure that the foreclosed assets are carried at the lower of cost or fair value, less estimated cost to dispose of the foreclosed assets. As a part of their examinations, the FDIC and TDSML periodically review Franklin Bank’s estimated losses on loans and the carrying value of our assets. Increases in the provision for credit losses and other real estate owned could materially and adversely affect our financial condition, results of operations and cash flows.

An interruption in or breach of our information systems may result in lost business.
      We rely heavily on communications and information systems furnished by third party service providers to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could have a material adverse effect on our financial condition, results of operations and cash flows.

We rely on information system technology from third party service providers, and we may not be able to obtain substitute providers on terms that are as favorable if our relationships with our existing service providers are interrupted.
      We rely on third party service providers for much of our information technology systems, including customer relationship management, general ledger, deposit, servicing and loan origination systems. If any of these third party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We are exposed to environmental liabilities with respect to properties to which we take title.
      In the course of our business, we may foreclose on and take title to residential and commercial properties and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our financial condition, results of operations and cash flows could be materially and adversely affected.
Risks Related to the Preferred Shares

Dividends on the preferred shares are non-cumulative.
      Dividends on the preferred shares are non-cumulative. Consequently, if our board of directors (or a duly authorized committee of the board) does not authorize and declare a dividend for any dividend period, holders of the preferred shares will not be entitled to receive any dividend for such dividend period, and such unpaid dividend will cease to be payable. We will have no obligation to pay dividends for a dividend period if our board of directors (or a duly authorized committee of the board) has not declared such dividend, whether or not dividends are declared for any subsequent dividend period with respect to the preferred shares or any other preferred stock we may issue.
      Unless full dividends for the latest completed dividend period have been declared and paid on the preferred shares, the terms of the preferred shares provide that dividends may not be paid or declared on our common stock or other junior stock during the current dividend period, and that we may not purchase, redeem or otherwise acquire common stock or junior stock during the current dividend period, subject to certain exceptions. Because of these provisions and the fact that dividends on the preferred shares are non-cumulative, the only dividend period during which we will be precluded from paying dividends on or acquiring common stock or other junior stock after failing to pay a dividend on the preferred shares is the dividend period immediately after the dividend period for which we did not pay dividends on the preferred shares. We did not pay any dividend on our common stock in 2005 or 2004. We currently do not intend to pay any dividends on our common stock.

The preferred shares are equity and are subordinate to our existing and future indebtedness.
      The preferred shares are equity interests and do not constitute indebtedness. As such, the preferred shares will rank junior as to dividends and in liquidation to all of our indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including our deposit and other liabilities. Our existing and future indebtedness may restrict payments of dividends on the preferred shares. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the preferred shares:

•	dividends are payable only when, as and if declared by our board of directors (or a duly authorized committee of the board of directors); and

•	we may only make payments of dividends or of a redemption price out of lawfully available funds.

We may issue additional preferred shares and/or shares of preferred stock ranking on parity with the preferred shares as to dividends, distributions of our assets on our liquidation or both without the consent of the holders of preferred shares.
      Without the consent of the holders of the preferred shares, we may issue additional preferred shares and/or shares of another class or series of preferred stock ranking:

•	on a parity with the preferred shares as to dividends, but not as to the distribution of our assets in liquidation, dissolution or winding up, which we refer to as “dividend parity stock;”

•	on a parity with the preferred shares as to the distribution of our assets in liquidation, dissolution or winding up, but not as to dividends, which we refer to as “liquidation parity stock;” and/or

•	on a parity with the preferred shares as to both dividends and the distribution of our assets in liquidation, dissolution or winding up, which we refer to as “parity stock.”
      Upon the declaration of a dividend, we are required to pay the holders of any shares of dividend parity stock or parity stock at the same time and in the same proportions as we are required to pay to the holders of the preferred shares. Upon our liquidation, dissolution or winding up, we are required to pay to the holders of any shares of liquidation parity stock or parity stock at the same time and in the same proportions as we are required to pay to the holders of the preferred shares.
      Consequently, if we do not have sufficient funds to pay scheduled dividends to the holders of the dividend parity stock, parity stock and the preferred shares, we may not declare or pay a portion of the scheduled dividends on the preferred shares. Similarly, upon our liquidation, dissolution or winding up, if we do not have sufficient funds to pay the full liquidation amount to the holders of liquidation parity stock, parity stock and the preferred shares, you may receive less than the liquidation amount of your preferred shares.

Our ability to pay dividends on the preferred shares is dependent on the receipt of dividends from Franklin Bank.
      Because we are a holding company with no significant assets other than Franklin Bank, we depend upon dividends from Franklin Bank for all of our revenues. Accordingly, our ability to pay dividends depends upon our receipt of dividends or other capital distributions from Franklin Bank. The declaration of dividends by Franklin Bank is subject to the discretion of its board of directors. In addition, Franklin Bank’s ability to pay dividends to us is subject to the regulatory authority of the TDSML, the OTS, and the FDIC.
      TDSML. Under Texas law, a Texas state savings bank is permitted to pay dividends out of current or retained income. The TDSML must approve a cash dividend by a savings bank considered to be in an unsafe condition or to have less than zero retained income on the date the dividend is declared.
      OTS. If the OTS determines that there is reasonable cause to believe that our continuation of an activity constitutes a serious risk to the financial safety, soundness or stability of Franklin Bank, the OTS may impose such restrictions as it deems necessary to address that risk, including limiting the payment of dividends. Franklin Bank is required to give the OTS 30 days’ notice before making any dividend to us. The OTS may object to any dividend if it believes the dividend will be unsafe and unsound. Generally, Franklin Bank may make a capital distribution in an amount equal to Franklin Bank’s net income for the current calendar year to date, plus retained net income for the previous two years, provided that Franklin Bank does not become less than well-capitalized as a result of the distribution. As of December 31, 2005, Franklin Bank could have paid approximately $61.0 million in dividends to us. Additional capital distributions above the limit for an expedited status institution are possible but require the prior approval of the OTS. Franklin Bank’s ability to make such distributions depends on maintaining eligibility for “expedited status.” Franklin Bank currently qualifies for expedited status, but there can be no assurance that it will maintain its current status.
      FDIC. An application to the FDIC is also necessary if any capital distribution would cause Franklin Bank to become less than adequately capitalized. The FDIC is unlikely to approve any capital distribution that would cause Franklin Bank to fail to meet its capital requirements or to become under-capitalized on a pro forma basis after giving effect to the proposed capital distribution.

A default under our junior subordinated notes would prevent us from paying dividends on or redeeming the preferred shares.
      At December 31, 2005, we had outstanding four issues of variable rate junior subordinated notes aggregating $105 million. The junior subordinated notes were issued by us in exchange for funds received from the sale of variable rate trust preferred securities by four of our subsidiaries. The junior subordinated notes mature at various dates in 2032 and 2035, and we may prepay them at various dates beginning in 2007 and 2010. We will be unable to pay dividends on or redeem any of the preferred shares if an event of default on our junior subordinated notes occurs and is continuing.

The redemption provisions of the preferred shares and regulatory restrictions applicable to Franklin Bank may cause the preferred shares to be redeemed or to remain outstanding when not advantageous to you.
      We may not redeem the preferred shares until on or after May 10, 2011, and any redemption thereafter will be dependent upon the receipt of funds for such use from Franklin Bank, which must satisfy regulatory requirements applicable to the declaration and payment of dividends to us. While we may redeem the preferred shares at any time on or after May 10, 2011, we are not required to do so. Consequently, we may be unable or may choose not to redeem the preferred shares at a time when you would like us to do so. Additionally, because we have the sole discretion to redeem the preferred shares on or after May 10, 2011, we may choose to redeem the preferred shares at a time when you would prefer we not do so.

The current favorable tax treatment on dividends received by individual U.S. taxpayers will expire on December 31, 2008 unless extended by Congress.
      If you are an individual U.S. holder, dividends paid to you through December 31, 2008 generally are taxable to you at a maximum rate of 15%, subject to satisfaction of certain requirements. Unless Congress extends this provision prior to its expiration, after December 31, 2008 dividends on the preferred shares will be taxable at the ordinary income rate then in effect, which is currently a maximum of 35% for individuals. We can give you no assurance that the current provision will be extended, or that Congress will not take action prior to December 31, 2008 to increase the maximum rate of tax payable with respect to dividends received.

The voting rights of holders of the preferred shares will be limited.
      Holders of the preferred shares have no voting rights with respect to matters that generally require the approval of voting shareholders. The limited voting rights of holders of the preferred shares include the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the preferred shares, as described under “Description of the Preferred Shares — Voting Rights.” In addition, if we have failed to pay dividends on the preferred shares on six quarterly dividend payment dates (whether or not consecutive), the holders of the preferred shares, together with the holders of any dividend parity stock or parity stock similarly entitled, shall be entitled to elect two additional directors to our board of directors. See “Description of the Preferred Shares — Voting Rights.”

An active trading market for the preferred shares may not develop.
      Prior to this offering, there has been no existing market for the preferred shares. Although we anticipate the preferred shares will be listed on the American Stock Exchange, an active trading market may not develop for the preferred shares. Even if a secondary market for the preferred shares develops, it may not provide significant liquidity, and transaction costs in any secondary market could be high. As a result, the difference between bid and ask prices in any secondary market could be substantial.

General market conditions and unpredictable factors could adversely affect market prices for the preferred shares.
      The preferred shares may trade at prices higher or lower than the initial public offering price. Several factors, many of which are beyond our control, may influence the market value of the preferred shares, including but not limited to:

•	whether dividends have been declared or are likely to be declared on the preferred shares from time to time;

•	our creditworthiness;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.
      Accordingly, if you purchase preferred shares, whether in this offering or in the secondary market, the preferred shares may trade at a discount to the price that you paid for them. An investment in the preferred shares involves risks, is not an insured deposit, and has no certainty of return.

USE OF PROCEEDS
       We estimate the net proceeds to us from this offering will be approximately $72.4 million ($83.3 million if the underwriter exercises its over-allotment option in full), after deducting related fees and expenses. We intend to use the net proceeds from this offering to augment the capital of the bank, principally for use in our community banking and commercial lending operations, and for general corporate purposes.

CAPITALIZATION
       The following table sets forth our consolidated capitalization as of December 31, 2005 on an actual basis and as adjusted to give effect to the sale of 3,000,000 preferred shares in this offering and the use of proceeds therefrom. See “Use of Proceeds.” The capitalization information set forth below should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus.

	December 31, 2005

	Actual	As Adjusted(1)

	(Dollars in Thousands)
Debt:
Federal Home Loan Bank advances	$1,842,394	$1,842,394
Short-term borrowings	5,000	5,000
Junior subordinated notes	107,960	107,960

Total debt	1,955,354	1,955,354
Stockholders’ equity:
Preferred shares, stated value	—	75,000
Common stock	234	234
Additional paid-in capital	281,789	279,216
Retained earnings	51,863	51,863
Accumulated other comprehensive loss	(1,055)	(1,055)

Total stockholders’ equity	332,831	405,258

Total capitalization	$2,288,185	$2,360,612

(1)	Assumes the issuance of $75 million of preferred shares, with estimated issuance costs of $2,572,500.

SELECTED HISTORICAL FINANCIAL INFORMATION
       You should read the summary historical financial information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements incorporated by reference into this prospectus. Financial information for the year ended December 31, 2001 represents activity for the bank only prior to our acquisition. All of the Company’s acquisitions were accounted for using the purchase method. Accordingly, the operating results of the acquired companies are included with the company’s results of operations beginning on their date of acquisition.

	As of and for the Year Ended December 31,

	2005	2004	2003	2002(1)	2001(1)

	(Dollars in Thousands, Except Per Share Data)
Selected operating data:
Interest income	$197,174	$118,391	$40,393	$6,446	$3,563
Interest expense	(113,143)	(52,649)	(20,958)	(3,553)	(1,796)

Net interest income	84,031	65,742	19,435	2,893	1,767
Provision for credit losses	(4,859)	(2,081)	(1,004)	(152)	(167)
Non-interest income	18,784	12,612	4,770	458	280
Non-interest expense	(56,671)	(40,655)	(18,227)	(4,203)	(1,871)

Income (loss) before taxes	41,285	35,618	4,974	(1,004)	9
Income tax (expense) benefit	(14,989)	(12,469)	(1,776)	278	(59)

Net income (loss)	$26,296	$23,149	$3,198	$(726)	$(50)

Balance sheet data (end of period):
Loans, net	$3,813,395	$3,017,502	$1,813,116	$307,160	$34,516
Total assets	4,471,252	3,479,734	2,251,300	365,681	49,332
Deposits	2,121,508	1,502,398	1,259,843	182,334	44,743
Total liabilities	4,138,421	3,199,025	2,005,862	268,274	45,363
Stockholders’ equity	332,831	280,709	245,438	97,407	3,969
Selected financial ratios:
Performance ratios(2):
Earnings (loss) per common share — basic	$1.16	$1.09	$0.30	$(0.24)	$(0.57)
Earnings (loss) per common share — diluted	1.13	1.07	0.29	(0.24)	(0.57)
Weighted average number of shares — basic	22,739,255	21,276,560	10,825,757	2,984,403	87,949
Weighted average number of shares — diluted	23,209,893	21,716,582	10,851,137	2,984,403	87,949
Ratio of earnings to fixed charges:
Including interest on deposits(3)	1.36	1.67	1.24	0.72	1.00
Excluding interest on deposits(3)	1.67	2.34	1.55	—	1.20
Return on average assets	0.63%	0.80%	0.28%	(0.46)%	(0.11)%
Return on average common equity	8.53	9.02	2.92	(3.32)	(1.24)
Stockholders’ equity to assets	7.44	8.07	10.90	26.64	8.05
Book value per share	$14.24	$12.82	$11.56	$9.41	$45.13
Tangible book value per share(4)	7.32	9.34	8.83	8.53	45.13
Net yield on interest-earning assets	2.12%	2.35%	1.77%	1.98%	3.90%
Interest rate spread	2.01	2.23	1.62	1.57	3.65
Efficiency ratio(5)	54.37	51.29	78.70	124.55	91.40
Net operating expense ratio(6)	0.90	0.97	1.18	2.66	3.98
Asset quality ratios:
Allowance for credit losses to non-performing loans	51.30%	150.04%	87.20%	75.34%	55.21%
Allowance for credit losses to total loans	0.35	0.24	0.27	0.37	1.28
Net charge-offs to average loans	0.01	0.03	0.02	0.19	0.12
Non-performing assets to total assets	0.69	0.24	0.29	0.68	1.62
Non-performing assets to total loans and real estate owned	0.81	0.27	0.35	0.80	2.32

	As of and for the Year Ended December 31,

	2005	2004	2003	2002(1)	2001(1)

	(Dollars in Thousands, Except Per Share Data)
Capital ratios of the bank:
Total capital ratio	10.41%	11.09%	16.70%	49.82%	12.51%
Tier 1 capital ratio	9.92	10.72	16.27	49.17	11.26
Tier 1 leverage ratio	6.33	6.85	11.91	24.19	8.06

(1)	Certain items have been reclassified at or for the years ended December 31, 2002 and 2001 to conform to our current presentation.
(2)	Ratio, yield and rate information for the years ended December 31, 2005, 2004, 2003 and 2001 are based on daily average balances, except for Athens for the period May 5, 2005 through December 31, 2005, Elgin for the period July 15, 2005 until it was converted to our system on August 5, 2005, Cedar Creek for the period December 4, 2004 until it was converted to our system on May 20, 2005, Lost Pines for the period March 1, 2004 until it was converted to our systems on July 23, 2004, Jacksonville for the period January 1, 2004, until it was converted to our systems on March 12, 2004 and Highland for the period May 1, 2003 until it was converted to our systems on May 23, 2003, whose average balances are calculated using average monthly balances. Ratio, yield and rate information for the year ended December 31, 2002 is based on average monthly balances. Return on average common equity is based on average monthly balances for all periods presented.
(3)	For purposes of computing the ratio, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on all long- and short-term borrowings, including or excluding interest on deposits, as indicated. We had no preferred stock outstanding during the periods presented. Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $1.0 million.
(4)	Tangible book value per share is total stockholders’ equity less goodwill and other intangibles divided by end of period common shares outstanding.
(5)	Efficiency ratio is non-interest expense (excluding acquisition related amortization) divided by net interest income plus non-interest income, excluding gains on securities.
(6)	Net operating expense ratio is non-interest expense less non-interest income divided by average total assets.

THE COMPANY
History
      In August 2001, our founders organized Franklin Bank Corp. as a new Delaware holding company, formerly known as BK2 Inc., for the purpose of creating a Texas-based community bank that concentrates on markets outside of the major metropolitan areas of Texas. On April 9, 2002, we acquired our first community bank by acquiring all of the outstanding capital stock of Franklin Bank, S.S.B., which was engaged in traditional community banking activities in the greater Austin, Texas market.
      In December 2003, we completed our initial public offering and began trading on the NASDAQ National Market under the symbol, “FBTX.” We are currently included in the Russell 2000, Russell 3000, Russell Microcap, Standard and Poor’s SmallCap 600 and the American Community Bankers indexes.
General
      We are a Texas-based savings and loan holding company with approximately $4.5 billion in assets, $3.8 billion in net loans, $2.1 billion in deposits and $332.8 million in stockholders’ equity as of December 31, 2005. Through our wholly-owned subsidiary, Franklin Bank, S.S.B., a Texas state savings bank, we provide community banking products and services and commercial banking services to corporations and other business clients and originate single family residential mortgage loans. As of December 31, 2005, in addition to our corporate offices in Houston, Texas, where we provide many of our banking services, we had 35 community banking offices in Texas, five regional commercial lending offices in Arizona, Florida, Michigan, Pennsylvania and Texas, and mortgage origination offices in 24 states throughout the United States.
Strategy
      Our principal growth and operating strategy is to:

•	expand our community banking business, The Franklin Family of Community Bankssm, by acquiring financial institutions in growing Texas markets outside of metropolitan areas and by establishing new banking offices to complement our existing banking network;

•	increase the scope and profitability of our product lines by expanding our markets and operating in a low cost environment; and

•	continue to build our franchise by providing superior service through qualified and relationship-oriented employees who are trusted financial advisors to the communities in which we offer our products.
Acquisitions
      We continue to seek opportunities to expand our community banking business by acquiring financial institutions in growing Texas markets outside of metropolitan areas. We believe that these markets have less competition for loans and deposits than the large metropolitan areas. Our focus is on community banks that have a significant share of the market in the communities that they serve. We believe that acquisitions such as these complement our asset strategy and provide an excellent source of deposits, a key component of our growth. When we acquire a financial institution we integrate it as soon as practical. During the integration, we convert their technology platform to ours, expand their products to include those offered by us, reorganize their processes into ours and incorporate them into our marketing strategy.
      Since our formation in August 2001, we have completed the following acquisitions:

		Total			Banking
Date	Acquired	Purchase Price	Assets	Deposits	Offices

December 2005	Five community banking offices	$33.6 million	$11.9 million	$274.7 million	5
July 2005	Elgin Bank of Texas	23.9 million	83.7 million	73.7 million	2
May 2005	First National Bank of Athens	58.3 million	206.6 million	184.9 million	4
December 2004	Cedar Creek Bancshares, Inc.	24.1 million	108.1 million	96.7 million	5
February 2004	Lost Pines Bancshares, Inc.	7.2 million	40.6 million	36.3 million	2
December 2003	Jacksonville Bancorp, Inc.	68.6 million	468.0 million	399.8 million	9
April 2003	Highland Lakes Bancshares Corporation	18.5 million	83.6 million	72.9 million	1
April 2002	Franklin Bank, S.S.B.	11.2 million	61.3 million	58.5 million	2
Business Activities
      Our banking services are concentrated in community banking, commercial lending and mortgage banking product lines. We believe that our profitability and growth is dependent on the growth of our community bank and our commercial lending products. In order to facilitate the expansion of these businesses, we offer a wide variety of community banking and commercial products that allows us to serve our customers both in our communities as well as on a national basis. Our mortgage banking product supports our community banking business. Additionally, we maintain a portfolio of single family mortgages that provides high quality liquid assets for us while we develop our community banking and commercial product lines.

Community Banking
      Our community banking philosophy focuses on relationship banking with an emphasis on lending. A key part of our community banking business is to utilize experienced bankers with extensive ties to the communities that they serve. We focus on providing high-quality personalized service through our bankers, whose goal is to become trusted financial advisors to our customers.
      Our community banking operation offers a wide variety of business and consumer banking products, including checking, money market and savings accounts, certificates of deposit, auto loans, home improvement loans, home equity loans, business loans, commercial real estate loans, construction loans and mortgage loans. We also offer investment services through a relationship with a third party. Currently, our banking network consists of 36 banking offices, 17 in the central Texas area, 18 in east Texas and one in Houston, Texas.
      We intend to grow our community banking activities through acquisitions and the establishment of new banking offices in and around our current communities. We employ competitive pricing targeting individual markets, a full range of lending products that can be tailored to our customers’ needs and superior service to attract and retain customers. As a result, we have experienced a steady growth in deposits. As of December 31, 2005, total deposits from our community banking products totaled $1.3 billion.

Commercial Lending
      We provide commercial banking services to corporations and other larger business clients that are not in our community banking area. We offer financing for single family builders, commercial real estate, including retail, industrial, office buildings and multi-family properties, and mortgage banking warehouse lines. These products are offered through our corporate office in Houston, Texas, and regional lending offices located in Dallas, Detroit, Orlando, Philadelphia, and Phoenix. We intend to extend our commercial lending operations to other desirable markets in order to further diversify our portfolio geographically.
      Builder Finance. The focus of our builder lending business is financing of residential development and construction of single-family detached dwellings in established market areas. We have expanded our geographical scope from Texas to include Arizona, California, Colorado, Florida, Georgia, Illinois, Michigan, Nevada, New Jersey, New York, North Carolina, Pennsylvania and Washington. We provide builder lines from our corporate offices in Houston, Texas, and our regional lending offices.
      The customers we target for financing are medium to large builders and developers. In order to be approved for a builder line, we require that customers satisfy specific qualification requirements, including reputation in the community, unsold inventory levels, geographic area concentration and other factors. As of December 31, 2005, we had $1.2 billion in committed lines, of which $671.1 million were outstanding.
      This type of lending generally entails a higher degree of risk, including the risk of a general downturn in the local economy where the customer is operating, increases in interest rates and misrepresentation by the builders of the completion status of the home against which loan funds have been drawn.
      We utilize certain lending practices to reduce these risks, including pricing all builder lines based on a risk adjusted return on capital and underwriting them based on debt/net worth, cash flow coverage, loan-to-value and loan-to-cost ratios, interest reserve coverage, experience of management, inventory turnover by subdivision and guarantees. We monitor the ongoing financial condition of the builder and the status of construction by regular review of periodic builder reports and financials and site inspection of the actual construction. We approve draws only after third party on-site inspections and review of subdivision performance and borrowers’ inventory. We believe these requirements reduce the potential for misdirected advances to other areas of the builder’s business.
      Commercial Real Estate. We provide commercial real estate loans, including interim construction loans, for retail, industrial, office buildings, multi-family and other types of income producing properties.
      We have established certain lending practices to reduce our risks relating to these types of loans. These include, but are not limited to, maximum loan-to-value, minimum debt service coverage, physical inspections and the operating experience of the borrower. As of December 31, 2005, we had $179.5 million in commercial real estate loans outstanding.
      Mortgage Banker Finance. We provide small- and medium-sized mortgage companies with credit facilities, including secured warehouse lines of credit and working capital credit lines. Additionally, through our mortgage banking group we may purchase originations by our mortgage banker finance customers for sale into the secondary market. We also offer these companies a complete line of cash management products tailored to their business, including online banking, cash management and custody services. In addition to providing interest income, we expect the mortgage banker finance business to give us a source of deposits generated by our cash management products.
      These loans are subject to the risk that the collateral may be fraudulently or improperly documented. Additionally, mortgage banking companies are generally more thinly capitalized than other commercial borrowers.
      To reduce these risks we have assembled a team of experienced mortgage banker finance professionals to manage this business. We have established the necessary procedures, controls, and systems to operate this business, including taking control of the mortgage collateral, monitoring the age of the collateral supporting the line and requiring paydowns on the line when the collateral on the line exceeds a specified age. As of December 31, 2005, we had $418.3 million in warehouse lines committed of which $173.8 million was outstanding.
      Our target customers are existing mortgage banking companies that have an excellent track record in the mortgage business. We approve potential mortgage banker finance customers and determine advance rates for loans based on a number of factors, including credit performance, experience, perceived interest rate risk, liquidity risk, and risks associated with the particular mortgage loans originated by the mortgage banking firm.

Mortgage Banking
      Through our mortgage banking activities we originate mortgage loans through two channels, retail and wholesale, and provide support to our community banking business by originating mortgage loans for our customers. The earnings that we derive from our origination channels are based on the interest spread on our mortgage loans held for sale and the gain from the subsequent sale of these loans into the secondary market.
      Retail Mortgage Origination. We currently originate mortgage loans directly to borrowers through our community banking locations and through our 45 retail mortgage offices located in 24 states throughout the United States. We believe that our retail mortgage office structure provides us with a low fixed cost method of originating mortgage loans. This structure is set up so that each mortgage loan manager is compensated based solely on the mortgage office’s profitability. Through these offices we originated $385.7 million in mortgage loans for the year ended December 31, 2005.
      Wholesale Mortgage Origination. Wholesale mortgage origination refers to the origination of mortgage loans with the assistance of mortgage companies or mortgage brokers. The loans are originated and closed in either our name or, under certain circumstances, the assisting entity’s name with immediate assignment to us. We originate wholesale residential mortgage loans in Texas, California and Tennessee. We believe the wholesale origination of loans represents an efficient way for us to originate loans. During the year ended December 31, 2005, we originated $479.9 million in mortgage loans through our wholesale offices.
      Loan Disposition. We currently sell a majority of the mortgage loans we originate into the secondary market under normal customary terms, and through securitizations. We typically sell fixed-rate loans into the secondary market, but may also from time to time sell adjustable-rate loans. The majority of our sales are made under mandatory delivery agreements with major financial institutions, including the Federal National Mortgage Association, or FNMA, for whom we are an approved seller/servicer, and Countrywide Home Loans Inc. We generally sell the servicing rights to our loans when we sell the loans, except where there are cross-selling opportunities to community banking customers. During the year ended December 31, 2005, we sold into the secondary market $709.6 million in originated single family mortgage loans.

Single Family Mortgage Portfolio
      Our single family mortgage portfolio provides high quality liquid assets for us while we develop our community banking and commercial product lines. We acquire mortgage loans through correspondent relationships we have with financial institutions, mortgage companies and mortgage brokers. When acquiring loans on a correspondent basis, we commit to purchase the loans based upon predetermined and agreed upon criteria. For the year ended December 31, 2005, we purchased approximately $1.2 billion of single family mortgage loans and intend to continue to purchase on an opportunistic basis recently originated loans from larger financial institutions, mortgage companies and investment banks. These purchases allow us to obtain high quality liquid residential mortgage loans for our portfolio that can be reduced as our community banking and commercial loans increase.
Competition
      We face substantial competition for loans and deposits as well as other sources of funding in our markets. We compete in all of our lending lines of business with thrifts, commercial banks, credit unions, mortgage companies and specialty finance companies, many of which operate nationwide lending networks. In each case we must compete on the basis of service quality, product offerings and rates.
      We also compete for funding. We compete at our 35 banking offices for loans and deposits from local customers. We also must compete nationwide for deposits to fund our lending activities. We compete for deposits with thrifts, commercial banks and credit unions and our deposit products must compete with the investment products offered by a broad variety of financial institutions including thrifts, commercial banks, credit unions, brokerage firms, investment banks, insurance companies and other financial services companies, many of which are substantially larger and have more resources than us.
      Economic factors, along with legislative and technological changes, will have an ongoing impact on the competitive environment within the financial services industry. As an active participant in the financial markets, we strive to anticipate and adapt to dynamic and competitive conditions, but there can be no assurances as to their impact on our future business. In order to compete in our markets, we attempt to use to the fullest extent possible the flexibility which our independent status permits, including an emphasis on personalized service, local promotional activity and community involvement.

DESCRIPTION OF THE PREFERRED SHARES
       The following is a brief description of the terms of the preferred shares, which does not purport to be complete in all respects. The description is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and our certificate of designations setting forth the terms of the preferred shares, copies of which are available upon request from us.
General
      Under our amended and restated certificate of incorporation, we have authority to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. At this time, we are offering pursuant to this prospectus 3,000,000 preferred shares (3,450,000, if the underwriter exercises its option to purchase additional preferred shares in full). When issued, at the time or times selected by us in our discretion, the preferred shares will be validly issued, fully paid and nonassessable. The holders of preferred shares will be entitled to receive non-cumulative cash dividends when, as and if declared out of funds legally available for payment in respect of such preferred shares by our board of directors in its sole discretion. In the event we do not declare dividends on the preferred shares for any dividend period, or do not pay dividends in full on the preferred shares for any dividend period, such dividends will not cumulate and will no longer be payable.
      Prior to the issuance of the preferred shares, we will have filed a certificate of designations with the Secretary of State of the State of Delaware setting forth the terms of the preferred shares. The preferred shares will have a fixed liquidation preference of $25 per share. If we liquidate, dissolve or wind-up our affairs, holders of preferred shares will be entitled to receive such amount per share, plus any declared and unpaid dividends without accumulation of any undeclared dividends, to the extent funds are available for such purpose. The preferred shares will have no maturity date, will not be convertible into shares of our common stock or any other class or series of our securities and will not be subject to any sinking fund or any other obligation for their repurchase or retirement.
Ranking
      With respect to the payment of dividends and distributions of assets upon our liquidation, dissolution or winding up, the preferred shares will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the preferred shares, which we refer to as the “junior stock;”

•	equally with all equity securities designated as ranking equally with the preferred shares as to both dividends and distributions upon our liquidation, dissolution or winding up, which we refer to as the “parity stock;”

•	junior to any equity securities hereafter issued with the approval of at least 66 2/3 % of the preferred shares and designated as ranking senior to the preferred shares as to dividends or distributions upon our liquidation, dissolution or winding up;

•	junior to all our existing and future indebtedness, liabilities and non-equity claims; and

•	effectively junior to all of our subsidiaries’ existing and future indebtedness, liabilities (including deposit liabilities) and non-equity claims.

      During any Dividend Period, as that term is defined below, so long as any preferred shares remain outstanding, unless full dividends for the latest completed Dividend Period on all outstanding preferred shares have been declared and paid:

•	no dividend shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in junior stock; and

•	no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) purchases or acquisitions of our common stock in connection with (a) our satisfaction of our obligations under any employee benefit plans or (b) the satisfaction of our obligations pursuant to any contract or security outstanding on the date hereof, which contract or security requires us to purchase shares of our common stock, (ii) as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock, (iii) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of (y) the capital stock or the security being converted or exchanged, or (z) any plan of merger, exchange, consolidation or similar arrangement involving us, or (iv) dividends or distributions in our common stock (or rights to acquire junior stock or common stock) or repurchases or redemptions of capital stock solely from the issuance or exchange of capital stock (other than repurchases or redemptions of junior stock from the issuance or exchange of capital stock ranking senior to or equally with the preferred shares) or redemptions or repurchases of any rights outstanding under a shareholder rights plan.
      For any Dividend Period in which dividends are not paid in full upon the preferred shares, any dividend parity stock and any parity stock, all dividends declared for such Dividend Period with respect to the preferred shares and such dividend parity stock and parity stock shall be declared on a pro rata basis, such that the amount of dividends payable per share on the preferred shares and any dividend parity stock and any parity stock will in all cases bear to each other the same ratio that:

•	full dividends for that Dividend Period on the preferred shares excluding any accumulation in respect of unpaid dividends for prior dividend periods; and

•	full dividends, including required or permitted accumulations, if any, on the dividend parity stock and the parity stock, bear to each other.
Dividends

General
      Holders of preferred shares, in preference to the holders of our common stock and of any other shares of our stock ranking junior to the preferred shares as to payment of dividends, will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, non-cumulative cash dividends. Such dividends will accrue at the rate of 7.50% per annum, applied to the $25 liquidation preference per share, and if declared, will be paid quarterly on the 15th day of each March, June, September and December in each year, commencing on June 15, 2006, each a “Dividend Payment Date”, with respect to the Dividend Period, or portion thereof, ending on the day preceding the respective Dividend Payment Date. A “Dividend Period” is each period commencing on a Dividend Payment Date and continuing to but not including the next succeeding Dividend Payment Date, except that the first Dividend Period will commence upon the date of original issuance of the preferred shares; provided that, for any preferred shares issued after such original issue date, the initial Dividend Period for such shares may commence on and include such other date as our board of directors shall determine and publicly disclose. Dividends will be paid to holders of record on the applicable dividend record date, which date shall not be more than 60 nor less than 10 days preceding such Dividend Payment Date, fixed for that purpose by our board of directors in advance of payment of each particular dividend.
      If any Dividend Payment Date is not a Business Day, then dividends will be payable on the first Business Day following such Dividend Payment Date with the same force and effect as if payment were made on the date such payment was originally payable. The term “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in the City of New York are not authorized or obligated by law, regulation or executive order to close.
      The amount of dividends payable on each Dividend Payment Date will be computed on the basis of a 360-day year of twelve 30-day months.
      The indentures governing our junior subordinated notes restrict us from paying dividends on the preferred shares if an event of default on our junior subordinated notes occurs and is continuing. In addition, our ability to pay dividends on the preferred shares is dependent on the receipt of dividends from Franklin Bank, which is subject to the regulatory authority of the TDSML, the OTS and the FDIC. See “Risk Factors.”

Non-Cumulative Dividends
      Dividends on the preferred shares will be non-cumulative. To the extent that any dividends payable on the preferred shares on any Dividend Payment Date are not declared and paid, in full or otherwise, on such Dividend Payment Date, such unpaid dividends shall not cumulate and shall not be payable. We have no obligation to declare dividends on the preferred shares or to pay interest or any sum in lieu of interest with respect to undeclared dividends, whether or not we declare dividends on the preferred shares for any subsequent Dividend Period.
No Conversion or Preemptive Rights
      The preferred shares will not be convertible into shares of any other class or series of our stock. Holders of preferred shares will not have any preemptive or subscription rights to acquire additional shares of our stock.
Redemption at Our Option
      The preferred shares will have no maturity date and we will not be obligated to redeem them. We may, at our option, redeem the preferred shares at any time on or after May 10, 2011 at a cash redemption price of $25 per share plus declared and unpaid dividends to the dated fixed for redemption, without accumulation of any undeclared dividends. However, the indentures governing our junior subordinated notes restrict us from redeeming any of the preferred shares if an event of default on our junior subordinated notes occurs and is continuing, and our ability to redeem the preferred shares is dependent on the receipt of dividends from Franklin Bank, which is subject to the regulatory authority of the TDSML, the OTS and the FDIC. See “Risk Factors.”
      If fewer than all of the outstanding preferred shares are to be redeemed in the case of a redemption on or after May 10, 2011, the preferred shares to be redeemed will be selected either (i) pro rata from the holders of record of the preferred shares in proportion to the number of preferred shares held by such holders, (ii) by lot or (iii) in such other manner as our board of directors may determine to be fair and equitable. Subject to these provisions, our board of directors will have the full power and authority to prescribe the terms and conditions upon which preferred shares will be redeemed from time to time. Holders of preferred shares will have no right to require the redemption or repurchase of any of the preferred shares.

      Unless full dividends on the preferred shares in respect of the most recently completed Dividend Period have been or contemporaneously are declared and paid or full dividends have been declared and a sum sufficient for the payment thereof has been set apart for payment in respect of the most recently completed Dividend Period, no preferred shares, dividend parity stock or parity stock may be redeemed unless all outstanding preferred shares are redeemed.
      We will mail notice of every redemption of preferred shares by first class mail, postage prepaid, addressed to the holders of record of the preferred shares to be redeemed at their respective last addresses appearing on our books. Such mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing of such notice, to any holder of preferred shares designated for redemption will not affect the redemption of any other preferred shares. If the preferred shares are issued in book-entry form through The Depository Trust Company or another clearing agency, notice of redemption may be given at such time and in any manner permitted or required by them. Each notice shall state (i) the redemption date; (ii) the number of preferred shares to be redeemed; (iii) the redemption price; (iv) the place or places where the preferred shares are to be redeemed; and (v) that dividends on the preferred shares to be redeemed will cease to accrue on the redemption date.
Liquidation Rights
      In the event that we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, holders of preferred shares will be entitled to receive an amount equal to the $25 liquidation preference per share plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the preferred shares will be entitled to receive the $25 liquidation preference per share plus any declared and unpaid dividends, without accumulation of any undeclared dividends, out of our assets that are available for distribution to stockholders, after satisfying claims of creditors, if any, but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to such distribution, junior to the preferred shares.
      If our assets are not sufficient to pay the $25 liquidation preference per share plus any declared and unpaid dividends, without accumulation of any undeclared dividends, in full to all holders of preferred shares and all holders of any shares of liquidation parity stock or parity stock, the amounts paid to the holders of preferred shares and to such other shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders.
      If the $25 liquidation preference per share plus any declared and unpaid dividends, without accumulation of any undeclared dividends, have been paid in full to all holders of preferred shares and the liquidation preference of any liquidation parity stock or parity stock has been paid in full, the holders of our common stock or any other shares ranking, as to such distribution, junior to the preferred shares will be entitled to receive all of our remaining assets according to their respective rights and preferences. The preferred shares shall not be entitled to participate in such distribution to our common stock or other junior stock.
      For purposes of the liquidation rights, a merger, consolidation, statutory share exchange by us with or into any other entity, including a transaction in which the holders of preferred shares receive cash or property for their preferred shares, or the sale of all or substantially all of our assets, will not constitute a liquidation, dissolution or winding up by us.

Voting Rights
      Except as indicated below or otherwise required by law, the holders of preferred shares will not have any voting rights.

Right to Elect Two Directors Upon Non-Payment of Dividends
      If we have failed to pay dividends on the preferred shares on six quarterly Dividend Payment Dates (whether or not consecutive), the number of directors then constituting our board of directors will be increased by two. Holders of preferred shares, together with the holders of all other affected classes and series of dividend parity stock and parity stock similarly entitled to vote for the election of a total of two additional directors, voting together as a single class, will be entitled to elect the two additional directors. Any class or series of dividend parity stock or parity stock as to which the conditions precedent to the vesting of the right of the holders of such class or series to vote together with the preferred shares in the election of the two additional directors has occurred is referred to in this prospectus as “voting parity stock.” It is a qualification for such election that it not cause us to violate any corporate governance requirement of any stock exchange or any requirement or policy of any bank regulatory authority. The nominees must provide the information about themselves that would be required by the Commission in a proxy statement. The election will take place at any annual meeting of stockholders or any special meeting of the holders of preferred shares and any voting parity stock, called as provided below.
      At any time after the voting power of the preferred shares has vested as described above, our Secretary may, and upon the written request of the holders of record of at least 20% of the preferred shares outstanding (addressed to the Secretary at our principal office) must, call a special meeting of the holders of preferred shares and any class or series of voting parity stock, for the election of the two directors to be elected by them as provided below. Notice for a special meeting will be given in a similar manner to that provided in our bylaws for a special meeting of the stockholders, which we will provide upon request, or as required by law. If our Secretary does not call a special meeting within 20 days after receipt of any such request, then any holder of preferred shares may (at our expense) call such meeting, upon notice as provided in this section, and for that purpose will have access to the stock books related to the preferred shares. The directors elected at any such special meeting will hold office until the next annual meeting of our stockholders unless their service has been previously terminated as described below. In case any vacancy occurs among the directors elected by the holders of preferred shares and any class or series of voting parity stock, a successor will be elected by our board of directors to serve until the next annual meeting of the stockholders upon the nomination of the then remaining director elected by the holders of preferred shares and any other class or series of voting parity stock. Any director elected by the holders of the preferred shares and any other class or series of voting parity stock, may be removed at any time without cause by the holders of a majority of the preferred shares and any other class or series of voting parity stock, voting together as a single class, when such holders have the voting power described above.
      Whenever full dividends have been paid regularly on the preferred shares for at least four consecutive Dividend Periods, then, beginning at such date, the right of the holders of preferred shares to elect such additional two directors will cease, unless and until dividends as to any such class or series have not been paid in an aggregate amount equal to at least six quarterly dividends (whether or not consecutive) from such date. The terms of office of all persons elected as directors by the holders of preferred shares and any other class or series of voting parity stock will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly, subject to the rights of the holders of any class or series of voting parity stock.

Other Voting Rights
      So long as any preferred shares are outstanding, in addition to any other vote or consent of stockholders required by law or our amended and restated certificate of incorporation, the vote or consent of the holders of at least 66 2/3 % of the preferred shares at the time outstanding, voting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating any of the following actions:

•	Amendment of Amended and Restated Certificate of Incorporation. Any amendment, alteration or repeal of any provision of our amended and restated certificate of incorporation or our bylaws that would alter or change, the voting powers, preferences or special rights of the preferred shares so as to affect them adversely; provided, however, that an amendment of our amended and restated certificate of incorporation to authorize or create, or to increase the authorized amount of, our common stock, any other junior stock or any other class or series of our stock that ranks on parity with or junior to, or any securities convertible into shares of any class or series of our capital stock ranking on parity with or junior to, the preferred shares as to either payment of dividends or in the distribution of assets on our liquidation, dissolution or winding up will not be deemed to adversely affect the voting powers, preferences or special rights of the preferred shares;

•	Authorization of Senior Stock. Any amendment or alteration of our amended and restated certificate of incorporation to authorize or create, or increase the authorized amount of, any shares or any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to the preferred shares in the payment of dividends and/or in the distribution of assets on our liquidation, dissolution or winding up; or

•	Certain Mergers and Consolidations. The consummation of a binding share exchange or reclassification involving the preferred shares or a merger or consolidation of us with another entity, unless in each case (i) the preferred shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such preferred shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the preferred shares, taken as a whole;
provided, however, that any increase in the amount of the authorized or issued preferred shares or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the preferred shares with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon our liquidation, dissolution or winding up will not be deemed to adversely affect the special rights, preferences, privileges or voting powers of the preferred shares.
      If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of preferred stock (including the preferred shares for this purpose), then only the series affected and entitled to vote shall vote as a class in lieu of all such series of preferred stock.

      Without the consent of the holders of the preferred shares, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the preferred shares, taken as a whole, we may amend, alter, supplement or repeal any terms of the preferred shares:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in our certificate of designations for the preferred shares that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the preferred shares that is not inconsistent with the provisions of our certificate of designations.
      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding preferred shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of preferred shares to effect such redemption.
Book-Entry Only Issuance — The Depository Trust Company
      The Depository Trust Company, or “DTC,” will act as the initial securities depositary for the preferred shares. Initially, the preferred shares will be listed only as fully registered securities registered in the name of Cede & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global preferred shares certificates will be issued, representing in the aggregate the total number of preferred shares, and will be deposited with DTC.
      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2.2 million issuers of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is available to both U.S. and non-U.S. securities brokers and dealers banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly (“Indirect Participants” and, together with the Direct Participants, the “Participants”). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.
      Purchases of preferred shares within the DTC system must be made by or through Direct Participants, which will receive a credit for the preferred shares on DTC’s records. The ownership interest of each actual purchaser of preferred shares (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased preferred shares. Transfers of ownership interests in the preferred shares are to be accompanied by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in preferred shares, except in the event that use of the book-entry system for the preferred shares is discontinued.

      To facilitate subsequent transfers, all preferred shares deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of preferred shares with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the preferred shares. DTC’s records reflect only the identity of the Direct Participants to whose accounts such preferred shares are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Redemption notices shall be sent to DTC.
      Although voting with respect to the preferred shares is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the preferred shares unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the preferred shares are credited on the record date (identified in a listing attached to the Omnibus Proxy).
      Redemption proceeds, distributions and dividend payments on the preferred shares will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.
      Except as provided herein, a Beneficial Owner will not be entitled to receive physical delivery of preferred shares. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the preferred shares. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global preferred shares certificate.
      DTC may discontinue providing its services as securities depositary with respect to the preferred shares at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates representing the preferred shares will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor depositary) with respect to the preferred shares. In that event, certificates representing the preferred shares will be printed and delivered to the holders of record.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. We have no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.
Listing of the Series A Non-Cumulative Perpetual Preferred Stock
      We are applying to list the preferred shares on the American Stock Exchange under the symbol “FBK.”
Registrar and Transfer Agent
      The Bank of New York or one of its affiliates, will act as registrar and transfer agent for the preferred shares. We may at any time designate additional transfer agents.
      Registration of transfers of preferred shares will be effected without charge by or on behalf of us, but upon payment in respect of any tax or other governmental charges which may be imposed in relation to it.
      The registrar will not be required to register or cause to be registered any transfer of preferred shares after they have been called for redemption.

UNDERWRITING
       RBC Dain Rauscher Inc. is acting as the underwriter with respect to the offering and sale of the preferred shares. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus, between us and the underwriter, the underwriter has agreed to purchase from us on a firm commitment basis 3,000,000 preferred shares, subject only to the conditions contained in the underwriting agreement.
      The underwriting agreement provides that the underwriter’s obligation to purchase the preferred shares depends on the satisfaction of the conditions contained in the underwriting agreement, which include, among others:

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriter.
      The underwriter has advised us that it proposes to offer the preferred shares to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession not in excess of $0.50 per share. The underwriter may allow and such dealers may reallow a discount not in excess of $0.45 per share to certain other brokers and dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed by the underwriter.
      The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement. The underwriter has reserved the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Over-Allotment Option
      We have granted to the underwriter an option to purchase up to an aggregate of 450,000 additional preferred shares, exercisable solely to cover over-allotments, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriter may exercise this option at any time, and from time to time, until 30 days after the date of this prospectus.
Underwriting Discount
      The following table shows the underwriting discount to be paid to the underwriter in connection with this offering. This information assumes either no exercise or full exercise by the underwriter of its over-allotment option. Based on these assumptions, we would receive proceeds of $72.4 million (or $83.3 million if the over-allotment option is executed in full), net of the underwriting discount and offering expenses. We estimate that our portion of the total expenses of this offering, net of the underwriting discount, will be $210,000.

		Total

	Per Share	No Exercise	Full Exercise

Public Offering Price	$25.0000	$75,000,000	$86,250,000
Underwriting Discount	$0.7875	$2,362,500	$2,716,875

Lock-Up Agreements
      We have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any preferred shares (other than in this offering), parity stock or capital stock that is senior to the preferred shares, or any securities that may be converted into or exchanged for any preferred shares, parity stock or capital stock that is senior to the preferred shares, without the prior written consent of RBC Dain Rauscher Inc. for a period of 45 days from the date of this prospectus.
      Our executive officers and directors have agreed under lock-up agreements, subject to certain exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any preferred shares or any securities that may be converted into or exchanged for any preferred shares without the prior written consent of RBC Dain Rauscher Inc. for a period of 30 days from the date of this prospectus. RBC Dain Rauscher Inc. may consent to release any of our executive officers and directors from these restrictions at any time, without notice.
Reserved Shares
      At our request, the underwriter has reserved preferred shares for sale in a directed share program to certain of our employees, officers, directors and their related interests, who have expressed an interest in participating in this program. No more than 300,000 of the preferred shares offered in this offering will be sold to these persons under the directed share program. Any reserved shares that are not purchased may be reallocated to other persons for whom these shares are reserved, or they may be sold to the general public. The number of shares available for sale to the general public will be reduced by the number of shares purchased under the directed share program. Purchases of the reserved shares will be made on the same terms and conditions as purchases made by persons unrelated to us, and the shares sold under this program will be subject to the 30-day lock-up arrangement referred to under “— Lock-Up Agreements” above.
Indemnity
      We have agreed to indemnify the underwriter against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriter may be required to make for these liabilities.
Stabilization
      In connection with the offering, RBC Dain Rauscher Inc. may purchase and sell preferred shares in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of preferred shares in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriter’s over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered short position involve either purchases of preferred shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter may also make “naked” short sales of shares in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing preferred shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market, while the offering is in progress.
      The underwriter also may impose a penalty bid. Penalty bids permit the underwriter to reclaim a selling concession from other broker-dealers participating in the offering when the underwriter repurchases shares originally sold by the broker-dealer in order to cover short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the preferred shares. They may also cause the price of the preferred shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the American Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, the underwriter may discontinue them at any time.
American Stock Exchange Listing
      The preferred shares are a new issue of securities with no established trading market. We are applying to list the preferred shares on the American Stock Exchange under the symbol “FBK.” We have been advised by the underwriter that it intends to make a market in the preferred shares but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the preferred shares.
Other Relationships
      The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
       The following discussion addresses the material U.S. federal income tax considerations to a U.S. holder, as defined below, relating to the purchase, ownership and disposition of the preferred shares. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, the applicable treasury regulations promulgated under the Internal Revenue Code, judicial authority and current administrative rulings and practice, as in effect on the date of this prospectus. All of these authorities may change without notice, possibly on a retroactive basis. This summary deals only with holders that will hold preferred shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code. It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks and other financial institutions; tax-exempt organizations; persons subject to alternative minimum tax; partnerships and other pass-through entities (as determined for U.S. federal income tax purposes); insurance companies; traders or dealers in securities or currencies; custodians, nominees or similar financial intermediaries holding preferred shares for others; or persons that will hold preferred shares as a position in a hedging transaction, straddle or conversion transaction for U.S. federal income tax purposes. This summary does not discuss the consequences of any U.S. federal estate and gift tax laws or state, local or foreign tax laws. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary. There can be no assurance that the IRS will agree with such statements and conclusions.
      THE SUMMARY OF MATERIAL U.S. INCOME TAX CONSIDERATIONS IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES. TAX LAWS ARE VERY COMPLICATED. PROSPECTIVE INVESTORS IN THE PREFERRED SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
U.S. Holders
      A U.S. holder is the beneficial owner of a preferred share that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation, partnership or other entity taxable as a corporation or partnership for U.S. federal income tax purposes or corporation created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if one or more U.S. persons (as defined in Section 7701(a)(30) of the Internal Revenue Code) have the authority to control all substantial decisions of the trust and a court within the United States is able to exercise primary supervision over the administration of the trust.
Distributions
      A U.S. holder that receives a distribution with respect to our preferred shares generally must include the amount in gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). If the distribution is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. holder’s shares, and if the distribution exceeds the holder’s adjusted tax basis, this excess will be taxed as capital gain (see “— Sale or Other Disposition” below).
      Distributions paid on preferred shares that are treated as dividends for U.S. federal income tax purposes and are paid to a corporate U.S. Holder will generally be eligible for a 70% dividends-received deduction under the Internal Revenue Code. There can be no assurance, however, that the amount of distributions paid on preferred shares will not exceed the amount of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Accordingly, there can be no assurance that a dividends-received deduction will be available in respect of distributions paid on the shares. In addition, there are many exceptions and restrictions relating to the availability of the dividends-received deduction such as those relating to the holder’s holding period for the stock, debt-financed portfolio stock, and dividends treated as “extraordinary dividends” for purposes of Section 1059 of the Internal Revenue Code. Corporate prospective investors are urged to consult their tax advisors regarding the extent to which such exceptions and restrictions may apply in their particular circumstances.
      Distributions on preferred shares treated as dividends for U.S. federal income tax purposes that are paid to an individual U.S. holder will generally be “qualified dividend income,” subject to a reduced maximum tax rate of 15% through December 31, 2008, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. One of the requirements for a dividend to qualify as “qualified dividend income” is that the U.S. holder generally must have owned the stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date. Individual prospective investors are urged to consult their tax advisors as to this and other exceptions to qualified dividend income treatment.
Sale or Other Disposition
      Except as described below under “— Redemption,” upon a sale or other disposition of preferred shares, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property the U.S. holder receives on the sale or other disposition and (ii) the U.S. holder’s adjusted tax basis in the shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares is more than one year. The deductibility of capital losses is, however, subject to a number of limitations. Under current law, the net long-term capital gain recognized by an individual U.S. holder is subject to a reduced maximum tax rate of 15%. After December 31, 2008, the maximum rate is scheduled to return to the previously effective 20% rate.
Redemption
      Upon a redemption of preferred shares, a U.S. holder will be treated as having sold such redeemed shares, taxable as described under “— Sale or Other Disposition” above, so long as the redemption is a “complete termination” of such holder’s interest in us. A redemption of preferred shares will be a “complete termination” if all of our stock actually and constructively owned by such holder is purchased by us in the redemption transaction.
      If a redemption of a U.S. holder’s preferred shares is not a “complete termination,” then the entire amount of cash received in the redemption transaction by a U.S. holder (without offset for the tax basis in the preferred shares redeemed) may be treated as a distribution as described under “— Distributions” above. In such case, a U.S. holder’s tax basis in the redeemed shares will be allocated to such U.S. holder’s remaining shares, if any. Prospective investors are urged to consult their tax advisors as to the U.S. federal income tax consequences of a redemption of shares in their particular circumstances.
Information Reporting and Backup Withholding
      In general, holders may be subject to information reporting and backup withholding at a rate of 28% with respect to dividends and proceeds received on the sale, exchange, or redemption of a preferred share. The information reporting and backup withholding requirements discussed below generally do not apply to payments to corporations, whether domestic or foreign.
      An individual U.S. holder generally will be subject to backup withholding on payments or proceeds received through a U.S. broker or nominee unless such U.S. holder provides its taxpayer identification number to the payor on a properly executed Internal Revenue Service Form W-9 or other similar form and the IRS has not notified the payor that backup withholding is required for such U.S. holder.
      Backup withholding is not an additional tax, and any amount withheld under the backup withholding rules will be creditable against the U.S. federal tax liability of such holder and may give rise to a refund upon furnishing the required information to the Internal Revenue Service.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
       A number of the presentations and disclosures in this prospectus and the documents incorporated by reference into this prospectus, including any statements preceded by, followed by or which include the words “may,” “could,” “should,” “will,” “would,” “hope,” “might,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “assume” or similar expressions constitute forward-looking statements. These forward-looking statements, implicitly and explicitly, include information concerning possible or assumed future results of operations, trends, financial results and business plans, including those relating to:

•	earnings growth;

•	revenue growth;

•	future acquisitions;

•	origination volume in our commercial and mortgage businesses;

•	seasonality in our mortgage business;

•	non-interest income levels, including fees from product sales;

•	credit performance on loans made or acquired by us;

•	tangible capital generation;

•	margins on sales or securitizations of loans;

•	cost and mix of deposits;

•	market share;

•	expense levels;

•	results from new business initiatives in our community banking business; and

•	other business operations and strategies.
      Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, some of which are beyond our control. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	risks and uncertainties related to acquisitions and divestitures, including related integration and restructuring activities, and changes in our mix of product offerings;

•	prevailing economic conditions;

•	changes in interest rates, loan demand, real estate values, and competition, which can materially affect origination levels and gains on sale results in our mortgage business, as well as other aspects of our financial performance;

•	the level of defaults, losses and prepayments on loans made or acquired by us, whether held in portfolio, sold in the whole loan secondary markets or securitized, which can materially affect charge-off levels, credit loss reserve levels and our periodic valuation of our retained interests from securitizations;

•	changes in accounting principles, policies and guidelines;

•	adverse changes or conditions in capital or financial markets, which can adversely affect our ability to sell or securitize loan originations on a timely basis or at prices which are acceptable to us, as well as other aspects of our financial performance;

•	actions by rating agencies and the effects of these actions on our businesses, operations and funding requirements;

•	changes in applicable laws, rules, regulations or practices with respect to tax and legal issues, whether of general applicability or specific to us and our subsidiaries; and

•	other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.
      In addition, we regularly explore opportunities for acquisitions of and hold discussions with financial institutions and related businesses, and also regularly explore opportunities for acquisitions of liabilities and assets of financial institutions and other financial services providers. Discussions regarding potential acquisitions may be commenced at any time, may proceed rapidly and agreements may be concluded and announced at any time. Any potential acquisition, and any combination of potential acquisitions, may be material in size relative to our existing assets and operations. We routinely analyze our lines of business and from time to time may increase, decrease or terminate one or more activities.
      If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking information and statements contained in this prospectus or the documents incorporated by reference into this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this prospectus or the applicable document incorporated by reference into this prospectus, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus or documents incorporated by reference into this prospectus are expressly qualified by these cautionary statements.

LEGAL MATTERS
       The validity of the preferred shares offered for sale in this offering will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters relating to this offering will be passed upon for the underwriter by Locke Liddell & Sapp LLP, Houston, Texas.
EXPERTS
       The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Franklin’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

3,000,000 Shares
Series A Non-Cumulative Perpetual Preferred Stock
$25 Liquidation Preference

PRICE $25.00 PER SHARE

RBC Capital Markets

PROSPECTUS

May 5, 2006